Exhibit 15.3
March 10, 2017 Project 1160923

Mr. Michael Fox

Brion Energy Corporation

1000, 150 – 9th Avenue SW

Calgary, Alberta T2P 3H9

Dear Sir:

Re:	Brion Energy Corporation
Corporate Evaluation
Effective December 31, 2016

GLJ Petroleum Consultants (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of Brion Energy Corporation (the “Company”). The effective date of this evaluation is December 31, 2016. This report is an abbreviated version of the 2016 Corporate Summary (SEC) prepared December 20, 2016.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures of the United States Securities and Exchange Commission (SEC).

It was GLJ’s primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes.

Reserves included in this report represent the consolidation of the Groundbirch Montney and CNPC International conventional and in situ Canadian assets.

Our engagement letter notes these limitations on the use of this report.

4100, 400 - 3rd Ave SW Calgary, AB, Canada T2P 4H2 | tel 403-266-9500 | gljpc.com

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

Trisha S. MacDonald, P. Eng.

Manager, Engineering

Jodi L. Anhorn, M. Sc., P. Eng.

Executive Vice President & COO

TSM/JLA/jem

Attachments

INDEPENDENT PETROLEUM CONSULTANTS’ CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the Brion Energy Corporation (the “Company”) Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is December 31, 2016.

In the course of the evaluation, the Company provided GLJ Petroleum Consultants Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Petroleum Consultants Ltd. nonconfidential files. The Company has provided a representation letter confirming that all information provided to GLJ Petroleum Consultants Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the United States Securities and Exchange Commission (SEC) to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Petroleum Consultants Ltd.’s attention that would suggest that information provided by the Company was not complete and accurate. GLJ Petroleum Consultants Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GLJ PETROLEUM CONSULTANTS LTD.
Signature:

Date:	December 20, 2016

PERMIT NUMBER: P 2066
The Association of Professional Engineers and Geoscientists of Alberta

INTRODUCTION

GLJ Petroleum Consultants (GLJ) was commissioned by Brion Energy Corporation (the “Company”) to prepare an independent evaluation of its oil and gas reserves effective December 31, 2016.

The evaluation was initiated in September 2016 and completed by December 2016. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately October 31, 2016. The Company provided land, accounting data and other technical information not available in the public domain to approximately December 15, 2016. In certain instances, the Company also provided recent engineering, geological and other information up to December 15, 2016. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

The reserves definitions used in preparing this report (included herein under “Reserves Definitions”) are those required by the United States Securities Exchange Commission (SEC). The summary of reserves and value, using the SEC reserves definitions, uses the average historical prices derived from the first day of the month for January to December 2016.

The evaluation was conducted on the basis of the average of the first day posted prices in each of the 12 months of the Company’s fiscal year, as summarized in Tables 1 through 4.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

•	The effect on projected revenues of the Company’s financial hedging activity has not been included,

•

provisions for the abandonment and reclamation of all of the Company’s existing and future wells to which reserves have been attributed have been included; all other abandonment and reclamation costs have not been included,

•	general and administrative (G&A) costs and overhead recovery have not been included,

•	undeveloped land values have not been included.

Economic forecasts are provided on an after tax basis including tax pools provided by the Company in the “Evaluation Procedure” section. Estimates of the Company’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves as detailed by the SEC in the previous sections. A summary table detailing the Company’s net proved reserves is included as Table 5, entitled Summary of Reserves and Values.

The Company’s future net value including abandonment and reclamation costs are also detailed on Table 5, illustrated at varying discount factors. All values contained herein are expressed in Canadian Dollars.

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Petroleum Consultants (GLJ) in conducting the evaluation of the Company’s oil and gas properties. GLJ evaluation procedures are in compliance with standards outlined in the SPE-PRMS evaluation guidelines.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ’s attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ’s reports, “Company Interest” reserves and values refer to the sum of royalty interest* and working interest reserves before deduction of royalty burdens payable. “Working Interest” reserves equate to those reserves that are referred to as “Company Gross” reserves. Reserves and values reported herein are generally consistent with disclosure rules as required by the SEC.

*	Royalty interest reserves include royalty volumes derived only from other working interest owners.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis and for the corporate total for the period January 1, 2016, to September 30, 2016. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Company property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator’s plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

•	proximity to existing facilities

•	plans of the operator

•	economics

AFTER TAX ANALYSIS

Canadian income taxes were calculated based on currently legislated federal and provincial tax rates, tax regulations and tax pool information provided by the Company. After tax values for reserves development status or production status subcategories (i.e. developed, undeveloped, producing, non-producing) are calculated by difference. Tax pool information used in this analysis was provided by the Company, based on year end 2016 information. The following table details the tax pools relevant to this evaluation and the corresponding write-off rates as detailed below:

Tax Pool Classification	Write-Off Rate (%)_
Canadian Oil and Gas Property Expense (COGPE)	10
Canadian Exploration Expense (CEE)	100
Non-Capital Losses	100
Canadian Development Expense (CDE)	30
Capital Cost Allowance: (CCA)
Class 1	10
Class 41	25
Scientific Research and Experimental Development (SRED)	100

Tax Rates

Federal income tax calculations incorporate recently enacted reductions in general corporate income tax rates as follows:

Year	Federal Income Tax Rate
2017+	15.0%

Allocation of revenues to Canadian provinces for income tax purposes depends on several factors in addition to the provincial origin of the resource revenues. The average future annual provincial tax rate has been calculated based on an allocation of provincial resource revenues.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)	The effective date is December 31, 2016.

b)	Operating and capital costs were estimated in 2017 dollars and are unescalated.

c)

Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to December 31, 2016, on a mid-calendar-year basis.

d)	Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

e)	Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations.

f)	Mineral taxes on freehold interests were included.

g)	Field level overhead charges have been included; recovery of overhead expenses has not been included.

h)	The Company’s office G&A costs have not been included.

i)

Abandonment and reclamation costs for all existing and future wells to which reserves have been assigned have been included at the property level. Costs have been scheduled 5 years after the last year of production for each well. Additional abandonment and reclamation costs associated with pipelines and facilities have not been included in this analysis.

j)	The Saskatchewan Resource Surcharge was included.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (boe); or to sales gas equivalent (sge) using factors of 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur. Users of oil equivalent values are cautioned that while boe based metrics are useful for comparative purposes, they may be misleading when used in isolation.

SEC RESERVES DEFINITIONS

The following definitions are excerpts from Regulation S-X 210.4-10. Portions of these definitions within square parentheses, [    ], have been transposed from other sections of Regulation S-X 210.4-10 to improve readability.

Resources

Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e. , absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved	Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)

Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)

Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed	Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped	Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)

Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)

Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir [see Other Definitions below], or by other evidence using reliable technology establishing reasonable certainty.

Other	Pertinent Definitions

Analogous	Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)	Same environment of deposition;

(iii)	Similar geological structure; and

(iv)	Same drive mechanism.

Reasonable	Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable	Technology

Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reservoir

A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

GLJ Petroleum Consultants Crude Oil and Natural Gas Liquids SEC 2016-Dec-31 Posted (12 Month Avg.) Effective January 1, 2017	Table 1

		NYMEX WTI Near Month Futures Contract Crude Oil at Cushing, Oklahoma		Brent Blend Crude Oil FOB North Sea	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton	Bow River Crude Oil Stream Quality at Hardisty	WCS Crude Oil Stream Quality at Hardisty	Heavy Crude Oil Proxy (12 API) at Hardisty	Light Sour Crude Oil (35 API, 1.2%S) at Cromer	Medium Crude Oil (29 API, 2.0%S) at Cromer	Alberta Natural Gas Liquids (Then Current Dollars)
Inflation %	CADUSD Exchange Rate USD/CAD	Constant 2017 $ USD/bbl	Then Current USD/bbl	Then Current USD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Spec Ethane CAD/Btu	Edmonton Propane CAD/bbl	Edmonton Butane CAD/bbl	Edmonton C5+ Stream Quality CAD/bbl
0.0	0.7560	42.65	42.65	43.07	52.12	38.92	38.02	31.85	50.51	47.89	6.78	11.38	33.61	55.27

GLJ Petroleum Consultants Natural Gas and Sulphur SEC 2016-Dec-31 Posted (12 Month Avg.) Effective January 1, 2017	Table 2

		Midwest Price at Chicago		Alliance Transfer Pool Spot	Alberta Plant Gate
NYMEX Henry Hub Near Month Contract			AECO/NIT Spot		Spot			Saskatchewan Plant Gate			British Columbia
Constant 2017 $ USD/ MMBtu	Then Current USD/MMBtu	Then Current USD/ MMBtu	Then Current CAD/ MMBtu	Then Current CAD/ MMBtu	Constant 2017 $ CAD/ MMBtu	Then Current CAD/ MMBtu	ARP CAD/ MMBtu	SaskEnergy CAD/ MMBtu	Spot CAD/ MMBtu	Sumas Spot USD/ MMBtu	Westcoast Station 2 CAD/ MMBtu	Spot Plant Gate CAD/ MMBtu	Sulphur FOB Vancouver USD/lt	Alberta Sulphur at Plant Gate CAD/lt
2.49	2.49	2.45	2.18	2.18	1.95	1.95	1.95	2.05	2.08	2.17	1.63	1.45	82.84	59.58

GLJ Petroleum Consultants International and Frontier SEC 2016-Dec-31 Posted (12 Month Avg.) Effective January 1, 2017	Table 3

Inflation %	CADUSD Exchange Rate USD/CAD			NYMEX WTI Near Month Futures Contract Crude Oil at Cushing, Oklahoma		Light Louisiana Sweet Crude Oil		Maya Crude Oil		Brent Blend Crude Oil FOB North Sea		NYMEX Henry Hub Near Month Contract		Nova Scotia Goldboro		National Balancing Point (UK)
		GBPUSD Exchange Rate USD/GBP	EURUSD Exchange Rate USD/EUR	Then Current USD/bbl	Then Current CAD/bbl	Then Current USD/bbl	Then Current CAD/bbl	Then Current USD/bbl	Then Current CAD/bbl	Then Current USD/bbl	Then Current CAD/bbl	Then Current USD/ MMBtu	Then Current CAD/ MMBtu	Then Current USD/ MMBtu	Then Current CAD/ MMBtu	Then Current USD/ MMBtu	Then Current CAD/ MMBtu
0.0	0.7560	1.3660	1.1070	42.65	56.42	44.32	58.62	35.31	46.71	43.07	56.97	2.49	3.29	1.49	1.96	4.67	6.18

GLJ Petroleum Consultants US Liquids and Natural Gas SEC 2016-Dec-31 Posted (12 Month Avg.) Effective January 1, 2017	Table 4

US Natural Gas Liquids (Then Current Dollars)								US Natural Gas (Then Current Dollars)
Conway				Mont Belvieu				Opal Rocky Mountain Natural Gas USD/MMBtu	Algonquin City-Gates Natural Gas USD/MMBtu
Ethane USD/bbl	Propane USD/bbl	Butane USD/bbl	Condensate USD/bbl	Ethane USD/bbl	Propane USD/bbl	Butane USD/bbl	Condensate USD/bbl
6.95	18.30	26.92	39.65	8.07	19.85	27.19	39.57	2.33	2.51

Table 5
Company:	Brion Energy Corporation	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	After Tax Analysis (SEC)	Pricing:	SEC 2016-Dec-31 Posted (12 Month Avg.)
		Effective Date:	December 31, 2016

Summary of Reserves and Values

	Proved Producing	Proved Developed Non- Producing	Proved Undeveloped	Total Proved Non- Producing	Total Proved
MARKETABLE RESERVES

Light & Medium Oil (Mbbl)
Total Company Interest	27	0	0	0	27
Working Interest	27	0	0	0	27
Net After Royalty	26	0	0	0	26

Residue Gas (MMcf)
Total Company Interest	12	0	0	0	12
Working Interest	12	0	0	0	12
Net After Royalty	11	0	0	0	11

Shale Gas (MMcf)
Total Company Interest	17,982	0	0	0	17,982
Working Interest	17,982	0	0	0	17,982
Net After Royalty	17,537	0	0	0	17,537

Coal Bed Methane (MMcf)
Total Company Interest	66	0	0	0	66
Working Interest	66	0	0	0	66
Net After Royalty	62	0	0	0	62

Total Gas (MMcf)
Total Company Interest	18,060	0	0	0	18,060
Working Interest	18,060	0	0	0	18,060
Net After Royalty	17,610	0	0	0	17,610

Natural Gas Liquids (Mbbl)
Total Company Interest	94	0	0	0	94
Working Interest	94	0	0	0	94
Net After Royalty	82	0	0	0	82

Oil Equivalent (Mboe)
Total Company Interest	3,131	0	0	0	3,131
Working Interest	3,131	0	0	0	3,131
Net After Royalty	3,044	0	0	0	3,044
BEFORE TAX PRESENT VALUE (M$)
0%	-1,655.2	0.0	0.0	0.0	-1,655.2
5%	-912.7	0.0	0.0	0.0	-912.7
8%	-591.4	0.0	0.0	0.0	-591.4
10%	-415.6	0.0	0.0	0.0	-415.6
12%	-264.9	0.0	0.0	0.0	-264.9
15%	-77.6	0.0	0.0	0.0	-77.6
20%	154.7	0.0	0.0	0.0	154.7
AFTER TAX PRESENT VALUE (M$)
0%	-1,655.2	0.0	0.0	0.0	-1,655.2
5%	-912.7	0.0	0.0	0.0	-912.7
8%	-591.4	0.0	0.0	0.0	-591.4
10%	-415.6	0.0	0.0	0.0	-415.6
12%	-264.9	0.0	0.0	0.0	-264.9
15%	-77.6	0.0	0.0	0.0	-77.6
20%	154.7	0.0	0.0	0.0	154.7

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Run Date: January 09, 2017 16:57:36 1160923 Class (A,B1,B2,B,C), SEC 2016-Dec-31 Posted (12 Month Avg.), psum								March 13, 2017 12:13:50

CERTIFICATES OF QUALIFICATION

Jodi L. Anhorn

Trisha S. MacDonald

CERTIFICATION OF QUALIFICATION

I, Jodi L. Anhorn, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am a principal officer of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Brion Energy Corporation (the “Company”). The effective date of this evaluation is December 31, 2016.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.

That I attended the University of Calgary and that I graduated with a Master of Science Degree in Chemical and Petroleum Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and that I have in excess of twenty-four years experience in engineering studies relating to oil and gas fields.

4.

That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

CERTIFICATION OF QUALIFICATION

I, Trisha S. MacDonald, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Brion Energy Corporation (the “Company”). The effective date of this evaluation is December 31, 2016.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.

That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Oil and Gas Engineering in 2004; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eleven years of experience in engineering studies relating to oil and gas fields.

4.

That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.